mesoblast
the adult stem cell company

RECEIVED
2006 OCT 16 A 11:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

28 September 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
WASHINGTON DC 20549
USA
Mailstop: Room 3628

06017692

SUPPL

Dear Sirs

Re: Submission by Mesoblast Limited under Rule 12g3-2(b) - SEC File Number 82-34929

We enclose copies of all documents lodged with the Australian Securities Commission on behalf of Mesoblast Limited for filing with the US Securities & Exchange Commission.

These lodgements date from 31 August 2006 to the present date 28 September 2006.

Yours sincerely

Kevin Hollingsworth
Company Secretary

PROCESSED
OCT 26 2006
THOMSON FINANCIAL

Dew 10/25

Level 39, 55 Collins Street Melbourne
Victoria 3000 AUSTRALIA
t +61 3 9639 6036
f +61 3 9639 6030
www.mesoblast.com
ABN 68 109 431 870
ACN 109 431 870

mesoblast
the adult stem cell company

asx announcement

FURTHER INVESTMENT IN ANGIOBLAST TO COMPLETE A PHASE II CARDIOVASCULAR TRIAL

Key points:

- The Independent Directors of Mesoblast recommend a further investment of $8.5 million in Angioblast Systems Inc to complete a Phase II clinical trial using the proprietary adult stem cell technology for an agreed cardiovascular indication
- A joint AGM and EGM to be held 23 November 2006 to, amongst other matters, review Mesoblast operations, approve financial statements for the year ended 30 June 2006 and to seek approval for a further investment in Angioblast
- Funds associated with the proposed further investment in Angioblast will be paid by Mesoblast in tranches to achieve critical Phase II clinical trial milestones
- The further investment will provide Mesoblast with a total shareholding in Angioblast of approximately 39.2% on a fully diluted basis
- Shareholder rights associated with the proposed further investment include substantial provisions to protect Mesoblast's investment including anti-dilution and the appointment of a second Director to the Angioblast Board
- Combined with the proposed investment is a 15-month option for Mesoblast to acquire a further $5 million in Angioblast preferred stock on substantially similar terms and pricing.

Importantly, the investment will enable both Mesoblast and Angioblast to focus on delivering significant shareholder value through completion of Phase II clinical trials. Equally, the investment is intended to provide both companies with a position of strength in any potential discussions with large, third party, medical device and pharmaceutical companies.

Melbourne, Australia; 21 September 2006: The Independent Directors of Mesoblast Limited (ASX:MSB) today announced that the company, subject to shareholder approval, had entered into a stock purchase agreement with its sister company, Angioblast Systems Inc in the United States, to acquire additional preference shares to a value of $8.5 million.

This new investment will bring Mesoblast's total holdings in Angioblast to approximately 39.2% of total shares issued on a fully diluted basis.

Since listing in December 2004, Mesoblast together with Angioblast, have worked closely in developing preclinical and clinical data for the submission of an Investigational New Drug (IND) application to the Food and Drug Administration (FDA) in the United States. Clearly the partnership between the two companies has worked well, as important milestones have been accomplished several months ahead of schedule.

Most recently, updated results from this collaboration in the cardiovascular field were provided to the market and underlined the significant progress that has been made to date. As announced by Mesoblast, the first patients in the ongoing Cardiac Pilot Trial treated with the proprietary adult stem cells have shown substantial and sustained improvement in their heart function, while recently completed large animal studies showed up to a mean of 50% improvement in heart function for animals treated with the company's frozen, pre-cultured stem cells when compared with untreated animals.

Both companies have disclosed that they have entered into collaborative agreements with large, global medical companies. These collaborations have proven to be valuable to both companies and lay a foundation for ongoing discussion and collaboration to develop further our adult stem cell technology through to commercialisation.

The proposed further investment by Mesoblast in Angioblast will enable both companies to continue their focus on delivering clinical trial results and shareholder value, whilst enabling a further strengthening of our relationships.

Mesoblast Directors, independent of any material interest in Angioblast, have negotiated a performance oriented stock purchase agreement. Further details of the agreement are to be provided to shareholders in due course for Mesoblast shareholder approval.

In summary, the terms include:

- A schedule of periodic payments aimed at the completion of an agreed Phase II clinical trial in the United States for a cardiovascular indication
- Various protective clauses including terms associated with the non-dilution of Mesoblast interests
- The appointment of a further Mesoblast Board member to the Angioblast Board of Directors
- Various shareholder rights which prevent or restrict Angioblast from dealing with the underlying adult stem cell technology.

Included in the proposed investment terms is the granting of a free option to Mesoblast to acquire an additional $5 million in preference shares over a 15-month period under substantially those terms agreed to as part of the proposed transaction. It is anticipated that further funding will be sourced should Mesoblast decide to exercise its option.

It should be noted that the proposed transaction is deemed a related party transaction and requires shareholder approval. Accordingly your Board declares that an Extraordinary General Meeting of shareholders will be held on 23 November 2006 to consider and, if appropriate, approve the proposed transaction. On the same date the Directors will convene an Annual General Meeting of shareholders to review the company's operations for the financial year ended 30 June 2006 and to amongst other matters approve the company's annual financial report.

mesoblast
the adult stem cell company

asx announcement

About Mesoblast

Mesoblast Limited aims to bring its unique low-cost, high margin cell therapy products to global markets for the regeneration and repair of bone and cartilage. Mesoblast's proprietary technology relates to the identification, extraction and culture of potent adult Mesenchymal Precursor Cells (MPCs).

For further information, please contact:

Julie Meldrum
Corporate Communications Director
Mesoblast Limited
T: + 61 (03) 9639 6036
E: julie.meldrum@mesoblast.com
www.mesoblast.com

HEART FUNCTION IMPROVES IN STEM CELL TRIALS

Key points

- Patients treated with adult stem cells show substantial and sustained improvement in heart function
- Recently completed large animal studies show a mean of 50% greater heart function for animals treated with our stem cells compared with untreated animals
- Clinical and preclinical trial data for FDA submission in 4th quarter 2006.

Melbourne, Australia; 19 September 2006: Mesoblast Limited (ASX:MSB) today announced positive clinical and preclinical trial data associated with its adult stem cell technology in the treatment of heart disease.

"Interim results from our heart disease clinical trial at the John Hunter Hospital have shown that heart function has improved in each of the patients treated so far," Mesoblast Founder and Chief Scientific Adviser, Professor Silviu Itescu, said.

"Importantly, our clinical trial experience has been further supported by results from a number of large animal studies we have just completed using allogeneic stem cells, or cells obtained from unrelated donors, to improve heart function after a heart attack.

"In these studies, heart function in stem cell treated animals was significantly superior to control groups that did not receive stem cells, confirming the safety and effectiveness of our frozen, pre-cultured allogeneic stem cells," Professor Itescu said.

Clinical Trial Using Patients' Own Cells Shows Improvement In Heart Function

US-based sister company Angioblast Systems Inc, in conjunction with Mesoblast, are conducting a Pilot Clinical Trial at the John Hunter Hospital in New South Wales.

The Trial is focused upon the treatment of up to 10 patients suffering from severe coronary artery disease and heart muscle damage. Cells used in the treatment are autologous, or the patients' own cells, which have been selected and cultured using the company's proprietary technology.

The primary endpoint of the Trial is to show safety of the company's Standard Operating Procedures (SOPs) in a clinical setting. Data are also being collated to evaluate the effects of the treatment on heart function.

Initial results now demonstrate the therapy has been highly effective in the first three patients who have been treated.

In up to six months of follow-up after the patients' cells were implanted into their damaged heart muscle, each patient had demonstrated improvement in global heart function of 20-60% relative to baseline, as determined by serial echocardiograms.

Principal Investigator at the John Hunter Hospital, interventional cardiologist Dr Suku Thambar, said he was extremely encouraged by the results to date.

"This degree of improvement in heart function in these very ill patients is extremely encouraging, and we look forward to completing the trial and reporting on the outcomes of all the patients in due course," Dr Thambar said.

Preclinical Trial Using 'Off-The-Shelf' Cells Deliver Improvement In Heart Function

The company has now completed a number of large animal studies for the collation of data to be provided to the United States Food and Drug Administration (FDA) in support of Angioblast's Investigational New Drug applications.

The studies focused upon the treatment of post myocardial infarct or heart attack animals using the company's adult stem cell technology. In particular, the studies have looked at efficacy associated with repairing damaged heart muscle and improving heart function using cells from a non-related or allogeneic donor. These cells had been expanded and frozen post GMP compliant manufacturing, in effect, an 'off-the-shelf' stem cell product.

All studies have been undertaken by specialist organisations and results have been independently reviewed.

In one completed study at the University of Pennsylvania, 36 sheep underwent coronary artery occlusion and were treated with either a placebo or the company's stem cells obtained from an unrelated donor.

On the trial's completion at two months, the 25 animals which were treated with the allogeneic stem cells demonstrated a 50% greater mean global heart function than the 11 controls, as determined by serial echocardiograms. Importantly, pathology studies have not shown evidence of allergic reaction, rejection, or abnormal tissue formation.

"These are major steps forward in completing the company's commitment to finalising its IND submissions during the 4th quarter 2006 and in proving the company's primary business model to develop an off-the-shelf cell therapy product for improving heart function," Professor Itescu added.

About Mesoblast Limited

Mesoblast Limited (ACN 109 431 870) is an Australian biotechnology company committed to commercialisation of novel treatments for orthopaedic conditions, including a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage. Mesoblast has worldwide exclusive rights to a series of patents and technologies that have been developed over more than 10 years relating to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The company has also acquired a 33.3% interest in Angioblast Systems Inc, an American company developing the platform MPC technology for the treatment of cardiovascular diseases, including repair and regeneration of blood vessels and heart muscle. Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and rapid product commercialisation.

For further information, please contact:
Julie Meldrum
Corporate Communications Director
Mesoblast Limited
T: + 61 (03) 9639 6036
M: +61 (0) 419 228 128
E: julie.meldrum@mesoblast.com
W: www.mesoblast.com

Appendix 4E

MESOBLAST LIMITED

ABN 68 109 431 870

Preliminary final report
Year ended 30 June 2006

Results for announcement to the market

Revenue and Net Profit (Loss)				A$'000
Revenues from ordinary activities	up	467%	to	2,822
Profit (loss) from ordinary activities after tax attributable to members	up	464%	to	(8,299)
Net profit (loss) for the period attributable to members	up	464%	to	(8,299)

Dividends (Distributions)

Dividends (distributions)	Amount per security	Franked amount per security
Interim dividend	NIL	NIL
Previous corresponding period	NIL	NIL
Record date for determining entitlements to the dividend		N/A

Brief explanation necessary to enable the above to be understood:

Net tangible asset	2006	2005
Net tangible asset per security	0.12c	0.25c

The financial statements and the notes to the financial statements attached to this report have been audited and a copy of the audit report is included.

MESOBLAST LIMITED

2006

FINANCIAL REPORT

CONTENTS

MESOBLAST LIMITED
ABN 68 109 431 870

DIRECTORS REPORT

The Board of Directors of Mesoblast Limited has resolved to submit the following report together with the financial statements of the company for the financial year ended 30 June 2006.

DIRECTORS
Directors of the Company in office at any time during the or since the end of the year:

Mr Michael Spooner – Executive Chairman
Professor Silviu Itescu – Director, Founder and Chief Scientific Advisor
Mr Donal O'Dwyer – Non Executive Director and Deputy Chairman
Mr Byron McAllister – Non Executive Director

All directors have held office since prior to the beginning of the financial year.

PRINCIPAL ACTIVITIES & STRATEGY
Mesoblast is an Australian biotechnology company committed to the development of novel treatments for orthopaedic conditions, including the rapid commercialisation of a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage.

Through the use of allogeneic stem cells that are the core to the company's intellectual property rights, our strategy is to produce a highly profitable, off the shelf adult stem cell product that is effective in the treatment of our target markets.

Our focus is to progress through clinical trials and international regulatory processes necessary to commercialise the technology in as short a timeframe as possible.

Mesoblast has the worldwide exclusive rights for a series of patents and technologies that have been developed over more than 10 years and which relate to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The technology has so far achieved outstanding results in pre-clinical in vivo studies in the regeneration and repair of large bone fractures and in spinal fusion. Furthermore, the technology is currently the subject of a clinical trial being conducted at the Royal Melbourne Hospital for large non union fractures using the patients own cells.

At the time of our IPO the company acquired a 33.3% interest in Angioblast Systems Inc, an American company developing the platform MPC technology principally associated with the treatment of cardiovascular diseases, including repair and regeneration of blood vessels and heart muscle.

During the period subsequent to Mesoblast's successful Initial Public Offering on the Australian Stock Exchange in December 2004, the company together with Angioblast have jointly funded a number of major clinical and preclinical projects associated with the core stem cell technology and fundamental to both companies' endeavors to successfully file Investigational New Drug (IND) submissions to the Food and Drug Administration in the United States (FDA).

Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and the rapid and successful completion of pre-clinical and clinical milestones.

REVIEW OF OPERATIONS
During the year under review the company's entire focus and that of its sister company Angioblast, has been to conduct clinical and preclinical studies as well as to implement GMP compliant manufacturing as fundamental elements of a number of comprehensive IND submissions to the FDA.

At the time of this Report, it is apparent that these submissions will be completed during the 4th quarter of 2006, some 6 or more months ahead of our initial estimates.

Significant milestones accomplished by the company were reported to the ASX throughout the year. The promise of adult stem cell therapy has wide reaching effects and may ultimately improve the quality of life for many people. It is in this respect that national and international media has followed closely the company's progress.

Some of the important milestones accomplished by your company during the period under review include:

- Engaged specialist partner organizations in the United States and Australia to undertake extensive preclinical, large animal studies in the preparation of data for IND submissions and to progress new indications particularly relating to cartilage.
- Engaged best of breed commercial manufacturing partners in Australia and the United States in preparing the company for IND submissions, clinical and preclinical trials and later commercial production of an "off the shelf" adult stem cell product.
- Commenced clinical trials of up to 10 patients each at Royal Melbourne Hospital and the John Hunter Hospital designed to test the safety and standard operating procedures associated with the treatment of

DIRECTORS REPORT (continued)

non-union large bone fractures and cardiovascular disease respectively using the company's platform adult stem cell technology.

- Strengthened the Board and management of the company through the appointment of an Executive Chairman and in the further appointment of Scientific Advisory Board members. The company however remains committed to the ideal of outsourcing to best of breed commercial partners to minimize capital expenditure and recurring costs whilst maximizing core available skills.
- Both Mesoblast and Angioblast have entered into collaborative agreements with globally dominant medical companies to progress the core technology through both clinical and preclinical studies.
- We have continued to strengthen the company's Intellectual Property position by seeking national and international approvals and expanding our key IP portfolio.
- Importantly, the company obtained a $2.7 million grant from the Australian Governments' AusIndustry, Commercial Ready scheme to progress new cartilage programs in the use of our adult stem cell technology for the treatment of osteoarthritis.

FINANCIAL SUMMARY

Operating Results
The net loss for the year was $8,298,587 (2005: $1,470,369) and is in line with expectations. The result reflects full year operations for the company (2005 reflect operations for 6.5 months post listing) and a significantly faster pace of commercialisation during the period associated with an earlier than planned submission of the company's IND applications.

Current and comparative figures reflect accounting changes associated with Australian equivalents to International Financial Reporting Standards (AIFRS).

Importantly, the loss for the year is reflective of both an extremely rapid pace of development and work simultaneously being conducted on three significant applications being spinal fusion, the repair of long bone fractures which have failed to unite as well as a cartilage program. The degree of progress made and the number of indications are much larger than was originally envisaged.

Income
Revenue during the period was $2,821,758 (2005: $502,885) being:

	2006	2005
Commercial Ready Government Grant received	1,854,048	-
Interest received – Bank deposits	557,487	502,885
R & D tax offset	345,638	-
Other income	27,712	-
Foreign exchange gain on US Dollar deposit	36,873	-
Total Revenue from continuing operations	2,821,758	502,885

According to the terms of the Commercial Ready Government Grant, funds received were matched against expenditure incurred by the company in progressing its cartilage program on a dollar for dollar basis. Funds received under the Grant were recognized by the company as income in the period in which they were received.

Expenditure
In line with the company's policy and to comply with accounting standards, all costs associated with research and development are fully expensed in the period in which they are incurred as the directors do not consider the company can yet demonstrate all the factors required prior to capitalizing development expenditure.

Total operating expenses for the period were $11,120,345 (2005: $1,973,254) being:

	2006	2005
Research & Development costs	5,358,277	491,774
Management & Administration	2,177,053	676,321
Employee benefits expense	1,570,514	321,333
Interest expenses	110,092	107,117
Equity accounted losses	1,904,409	376,709
Total Overhead	11,120,345	1,973,254

DIRECTORS REPORT (continued)

An amount of $1,904,409 (2005: $376,709) was taken up by way of Mesoblast's equity accounted losses in the operations of Angioblast. Under the terms of the Mesoblast investment to date Angioblast and Mesoblast are jointly funding the development and commercialization of the adult stem cell technology to a point where both companies will file IND applications with the FDA. Such joint funding will terminate on accomplishing this milestone.

Cash Flow Statements
Net cash outflow from operations increased from $604,812 in 2005 to $3,183,863 in 2006.

During the period under review the company did not raise further capital. It should be noted however that additional capital was raised subsequent to 30 June 2006 as outlined under Matters Subsequent to Balance Date.

Balance Sheet
At 30 June 2006 the company's cash position was $7,854,843 (2005: $15,093,834 million) whilst Angioblast Systems Inc was $1,190,301 (2005: $2,658,850) which together reflect the total available funds available at balance date to progress the platform technology.

The company's policy is to hold its cash and cash equivalent deposits in "A" rated or better deposits.

The company's strategy is to outsource manufacturing and all continuing research to specialist, best of breed partner organisations. As a consequence the company has not incurred any major capital expenditure for the period and does not intend to incur substantial commitments for capital expenditure in the immediate future.

DIVIDENDS
No dividends were paid or declared during the course of the financial year and no dividends is recommended in respect to the financial year ended 30 June 2006.

EARNINGS PER SHARE

	2006 Cents	2005 Cents
Basic earnings per share (loss)	(8.87)	(2.12)
Diluted earnings per share (loss)	(8.87)	(2.12)

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS
No significant changes occurred in the state of affairs of the company during the financial year other than those disclosed in the review of operations.

MATTERS SUBSEQUENT TO BALANCE DATE
The primary goal of the company at the time of its public listing in December 2004 was to file at least one Investigational New Drug Application with the US Food and Drug Administration. This goal is set to be achieved in the 4th quarter 2006 some six or more months ahead of schedule. Subject to FDA permission, the company will commence two Phase II Clinical Trials following our IND submissions in the 4th quarter of 2006. The company initiated a capital raising subsequent to balance date to fund the next stage of development beyond the company's current focus,. On 20 July 2006 the company announced that it had raised $15 million by way of a Placement of 12 million shares to institutional and sophisticated investors at $1.25 per share. In addition, the company undertook a Share Purchase Plan (SPP) to enable our shareholders to acquire shares in the company for an amount up to $5,000 per shareholder at the same price offered under the Placement. An amount of $2.2 million was raised under the SPP bringing the total capital raised to $17.2 million.

No other matters or circumstance have arisen since 30 June 2006 that has significantly affected or may significantly affect: -

- Mesoblast's operations in future financial years, or
- the results of those operations in future financial years, or
- Mesoblast's state of affairs in future years.

DIRECTORS REPORT (continued)

BUSINESS STRATEGY PROSPECTS FOR FUTURE YEARS

The Company's operations and those of its sister company Angioblast are currently focused on the completion of IND submissions during the 4th quarter of 2006 and are fully funded to reach this important goal.

Our strategy moving forward is to maintain rapid progress in the commercialization of our stem cell technology. Accordingly, the company raised $17.2 million subsequent to balance date to progress two indications into Phase II Clinical Trials. The timing and nature of these Trials is subject to FDA permission to commence. In conjunction with Angioblast it is our clear goal however to commence these Trials as quickly as is possible

Further information on likely developments in Mesoblast's operations or those of Angioblast and expected results of operations have not been included in this report because the directors believe it would be likely to result in unreasonable prejudice to the Company.

ENVIRONMENTAL REGULATION

Mesoblast's operations are not subject to any significant environmental regulation under either Commonwealth or State legislation. The Board, however, considers that adequate systems are in place to manage the Company's obligations and is not aware of any breach of environmental requirements as they relate to the Company.

INVESTMENT IN ANGIOBLAST SYSTEMS INC.

Angioblast Systems Inc is a non-listed biotechnology company based in New York. The company was incorporated on 27 April 2001 in Delaware, United States of America.

Angioblast's principal focus is to commercialise cardiovascular applications of our adult stem cell technology which was acquired from the Hanson Institute/Institute of Medical and Veterinary Science in South Australia.

Current Investment in Angioblast
Mesoblast has acquired a 33.3% interest in Angioblast. This interest is non-dilutable until Angioblast has submitted an IND application to the US FDA at which time Mesoblasts' Preference share holding will convert into 33.3% of Angioblast Systems Inc issued common stock.

At 30 June 2006 Mesoblast had provided $8 million in funding and it is anticipated that the remaining balance of $2 million associated with the $10 million investment will be paid up to the submission of at least one IND application to the FDA. It is anticipated that the submission will be completed in the 4th quarter of 2006.

During the year ended 30 June 2006, Angioblast expenditure items directly attributable to the joint development of the platform adult stem cell technology was as follows:

	2006	2005
Research & Development	$4,987,261	$964,536
General Administration	$795,732	$195,636

DIRECTORS REPORT (continued)

INFORMATION ON DIRECTORS AND KEY MANAGEMENT PERSONNEL DURING OR SINCE THE END OF THE FINANACIAL YEAR

Director & Executive	Qualifications and Experience	Particulars of directors' interests in shares and options of Mesoblast Limited Shares	Options
Chaiman and Executive Director Michael Spooner Bcom, ACA, MAICD	Mr Spooner is a well known and respected business leader. He has an extensive network of relationships with investment firms and business communities across the globe, having spent the majority of the past 25 years living and working internationally. Most recently, Mr. Spooner was Managing Director & CEO of Ventracor Limited where he led the transformation of a small Australian listed life sciences company into the second highest performing stock on the S&P/ASX 200 index in 2003. He was a Principal Partner and Director of Consulting Services with PriceWaterhouse Coopers (Coopers & Lybrand) in Hong Kong for several years. Currently, Mr. Spooner advises a number of high growth corporations and is a non-executive director of Peplin Limited Other Directorships of listed companies over the past three years are director of Peplin Limited and Ventracor Limited. Age 49	204,000	1,100,000
Director and Chief Scientific Adviser Silviu Itescu MBBS (Hons), FRACP, FACP, FACR	Professor Itescu is on the medical faculties of both Columbia University in New York and the University of Melbourne. He has established an outstanding international reputation in the fields of stem cell biology, autoimmune diseases, organ transplantation, and heart failure. In these areas of focus he has gained broad experience, from basic research in the laboratory through to new drug development and clinical evaluation. Most recently he has pioneered novel approaches to the use of adult stem cells for the treatment of heart disease, is leading international collaborative trials in this area, and has been an advisor on cell therapy for cardiovascular diseases to both the United States President's Council on Bioethics and the United States FDA Biological Response Modifiers Advisory Committee (**BRMAC**) Professor Itescu has consulted for various international pharmaceutical companies, has been an adviser to biotechnology and health care investor groups, and is a non-executive director of Amrad Corporation and Ambri Limited. Professor Itescu is the founder of both Mesoblast Limited and Angioblast Systems, Inc. Professor Itescu is currently on the Board of Directors of both Mesoblast Ltd and Angioblast Systems Inc. Other Directorships of listed companies over the past three years are director of Amrad Corporation Limited and Ambri Limited. Age 49	43,120,000	Nil

DIRECTORS REPORT (continued)

INFORMATION ON DIRECTORS AND KEY MANAGEMENT PERSONNEL DURING OR SINCE THE END OF THE FINANACIAL YEAR

Directors and Executives	Qualifications and Experience	Particulars of directors' interests in shares and options of Mesoblast Limited	
		Shares	Options
Non- Executive Director Donal O'Dwyer BE, MBA	Mr. O'Dwyer has almost 20 years experience as a senior executive in the global cardiovascular and medical devices industries. From 1996 to 2003, Mr. O'Dwyer worked for Cordis Cardiology, the cardiology division of Johnson & Johnson's Cordis Corporation, initially as its president (Europe) and from 2000 as its worldwide president. Cordis is the world's largest manufacturer of innovative products for interventional medicine, minimally invasive computer-based imaging, and electrophysiology. In his role, Mr. O'Dwyer led Cordis through the launch of the revolutionary Cypher drug eluting coronary stent technology, and saw the company take over number one market share of coronary stents worldwide. He directly supervised an increase in sales from $US500 million in 2000 to $US2 billion in 2003. Prior to joining Cordis, Mr. O'Dwyer worked for 12 years with Baxter Healthcare, rising from plant manager in Ireland to president of the Cardiovascular Group, Europe, now Edwards Lifesciences. Mr. O'Dwyer is a qualified civil engineer, has an MBA and is on the board of a number of companies including Cochlear Limited and Sunshine Heart Inc Mr O'Dwyer is currently Mosoblast's representative on the Board of Directors for Angioblast Systems Inc. Other Directorships of listed companies over the past three years are director of Cochlear Limited and Sunshine Heart Inc. and Chairman of Atcor Medical Holdings Limited. Age 53	Nil	150,000
Non- Executive Director Byron McAllister BS M.Agr	Mr. McAllister has extensive expertise in product development, quality assurance, and obtaining FDA regulatory approvals within the healthcare industry. He has extensive expertise within the biologics, pharmaceutical and medical device industries, and has prepared full documentation for approval by the U.S. FDA, UK MCA, and other world health regulatory authorities. Most recently, Mr. McAllister has served as Vice President, Worldwide Quality Assurance, for the Ares-Serono Group based in Geneva and Boston, overseeing operations in over a dozen countries. Mr. McAllister has held senior management positions in manufacturing and quality assurance with Abbott Laboratories' Ross Laboratories and Diagnostics Divisions, Amersham Corporation, and Coulter Electronics Corporation. He is a member of the PDA (Parenteral Drug Association), American Society For Quality (ASQ), and the Regulatory Affairs Professionals Society (RAPS). Age 63	Nil	150,000

DIRECTORS REPORT (continued)

INFORMATION ON DIRECTORS AND KEY MANAGEMENT PERSONNEL DURING OR SINCE THE END OF THE FINANACIAL YEAR

	Qualifications and Experience	Particulars of key management personnels' interests in shares and options of Mesoblast Limited: Shares	Options
Chief Operating Officer Paul Rennie B. Sc., MBM, MS	Mr. Rennie has over 25 years experience in marketing and business development within the Australian "biomedical and pharmaceutical industry. He was formerly Director of Business Development for Soltec, a wholly owned subsidiary of F H Faulding & Co., Ltd., with focus on developing improved pharmaceutical drug delivery systems. Previously, as Business Development Manager for the Biosciences Division of Bonlac, he led the commercialisation strategies and licensing negotiations between Bonlac's CPP-ACP technology to Warner Lambert. Between 1990-1994 he held various positions with the global pharmaceutical company Merck Ltd, where as National Sales and Marketing Manager he was responsible for Australia-wide sales of pharmaceuticals, analytical reagents, environmental monitoring products, and scientific research products. In this capacity, Mr. Rennie implemented a new strategic plan which contributed to transforming Merck Australia from having a loss in 1993 to record sales and profits in 1996. Age 47	Nil	690,000
Company secretary Kevin Hollingsworth FCPA, FCMA	Mr. Hollingsworth is a Fellow of CPA Australia, and a past chairman of both the National and Victorian Industry and Commerce Accountants Committees. He is also a Fellow of the Chartered Management Accountants and a Past National President of CIMA Australia. Mr. Hollingsworth has most recently been non-executive director and company secretary for Alpha Technologies Corporation Ltd, a global company with operations in the US, Mexico, Europe and China, designing and manufacturing temperature sensors for disposable medical devices, as well as precision thermometry and instrumentation for the biotechnical and life science industry. Age 53	Nil	Nil

MEETINGS OF DIRECTORS
The number of meetings of the Company's directors (including committee meetings of directors) held during the year ended 30 June 2006 and the numbers of meetings attended by each director were:

			Meeting of committees					
Director	Director's meetings		Audit Risk		Nominations & Compliance		Remuneration	
	A	B	A	B	A	B	A	B
Spooner	10	10	4	4	2	2	1	1
Itescu	10	10	4*	4*	2	2	1	1
McAllister	10	10	2	2	2	2	1	1
O'Dwyer	10	10	4	4	2	2	1	1

A - Number of meetings held during the time the director held office or was a member of the committee during the year
B - Number of meetings attended
* - Not a member of the specified committee however attended on invitation only

DIRECTORS REPORT (continued)

REMUNERATION REPORT
The remuneration report is set out under the following main headings:

- A Principals used to determine the nature and amount of remuneration
- B Details of remuneration
- C Service Agreements
- D Share-based compensation
- E Additional information

KEY MANAGEMENT PERSONNEL
The key Management Personnel includes: -

(a) Directors

(i) Chairman and executive director
Michael Spooner

(ii) Executive director
Silviu Itescu

(iii) Non-executive directors
Byron McAllister
Donal O'Dwyer

(b) Executives

The following person were the executives with the greatest authority for the strategic direction and management of the company ("other key management personnel") during the financial year

Name	Position	Employer
Paul Rennie	Chief Operating Officer	Mesoblast Limited
Kevin Hollingsworth	Chief Financial Officer	Mesoblast Limited

No changes have occurred after the reporting date and prior to the date of the Directors Declaration

A Principals Used to Determine the Nature and Amount of Remuneration
The Company's goal is to engage and promote excellence at Board level, in staff members and partner organizations. The Company looks to engage the services of individuals and organizations with the experience necessary to assist the Company in meeting its strategic objectives. The Board of Directors has determined that recurring costs associated with full time employment should be held to a minimum wherever possible whilst maintaining a high level of competency in core skills in clinical and regulatory management.

The Board ensures that executive reward complies with good reward governance practices:

- Competitiveness and reasonableness
- Acceptability to shareholders
- Performance linkage
- Transparency
- Capital management

The Company has structured an executive remuneration framework that is market competitive and complimentary to the reward strategy of the organization.

The Company's remuneration framework is aligned to shareholders interests and in particular aligned to the rapid commercialization of the company's intellectual property and in achieving its milestones in a highly ethical and professional manner.

The executive remuneration framework provides a mix of fixed and variable pay and performance incentive rewards.

DIRECTORS REPORT (continued)

Non-Executive Directors Fees
Directors fees were determined as at the date of the company's public listing on 16 December 2004 and by reference to industry standard. Components of the remuneration package include a cash element together with unquoted medium term options.

Director fees are $40,000 per non executive director and $75,000 for the Chairman and reflect the demands which are made on and the responsibilities of the directors. A limit to total directors' fees of $500,000 was set at the time of the public listing and has not subsequently changed.

Executive Pay
The executive pay and reward framework has four components:

- Base pay and benefits
- Short term performance incentives
- Long term incentives
- Other remuneration such as superannuation

The combination of these comprises the executive's total remuneration.

Base Pay
A total employment cost package may include a combination of cash and prescribed non-financial benefits at the executives' discretion.

Executives are offered a competitive base pay that comprises the fixed component of pay and rewards. The base pay for executives is reviewed annually to ensure the executives pay is competitive with the market. An executive's pay is also reviewed on promotion.

There are no guaranteed base pay increases included in any executive contracts.

Short Term Incentives
Incentives are payable to executives based upon the attainment of agreed corporate and individual milestones and are reviewed and approved by the Board of Directors.

Long Term Incentives
Performance conditions were attached to the following options: -

Paul Rennie was granted options that will progressively vest/become exercisable in 3 tranches as follows: -

1 Tranche A – 80,000 options, on achieving an SOP (Standard Operating Procedure) for the manufacture of cells;

2 Tranche B – 80,000 options, on completing human pre-regulatory trials for a Mesoblast Orthopaedic Application of the licensed technology; and

3 Tranche C – 80,000 options, approval of Mesoblast's FDA IND (Investigative New Drug) approval.

Byron McAllister was granted options that will progressively vest/become exercisable as follows: -

1 In respect of 75,000 options, the Company must achieve Investigational New Drug approval from the US Food and Drug Administration for initiating multi-centre orthopaedic clinical trials within a period of 2 years after the Date of Grant before those options can be exercised;

2 In respect of 75,000 options, Angioblast Systems Inc. must achieve Investigational New Drug approval from the US Food and Drug Administration for initiating multi-centre cardiovascular clinical trials within a period of 3 years after the Date of Grant before those options can be exercised;

The performance conditions are in line with the Company's milestones.

The company has achieved an SOP for the manufacture of cells, therefore Paul Rennie has achieved his milestone in Tranche A above and these options have now vested.

B Details of Remuneration

The aggregate compensation of the key management personnel of the company is set out below:

	30 June 2006	30 June 2005
	$	$
Short-term employee benefits	884,143	418,330
Post-employment benefits	45,757	19,856
Equity-based payments	438,139	65,517
Total	1,368,039	503,703

DIRECTORS REPORT (continued)

Details of the remuneration of each director of Mesoblast Limited and the key management personnel of the Company are set out in the following tables. As indicated above incentives are dependent upon the attainment of agreed corporate and individual milestones and all incentives related to the year have been expensed in full.

2006	Short-term employee benefits			Post employment benefits		Equity-based payments	
Name	Cash salary & fees	Cash Bonus	Non-monetary benefits	Super-annuation	Retirement benefits	Options	Total
	$	$	$	$	$	$	$
Executive directors							
Michael Spooner	249,426	125,000	-	22,448	-	198,000	594,874
Silviu Itescu	137,500	-	-	-	-	-	137,500
Sub-total executive directors	386,926	125,000	-	22,448	-	198,000	732,374
Non-executive directors							
Byron McAllister	40,000	-	-	-	-	21,750	61,750
Donal O'Dwyer	36,697	-	-	3,303	-	21,750	61,750
Total	463,623	125,000	-	25,751	-	241,500	855,874

2005	Short-term employee benefits			Post employment benefits		Equity-based payments	
Name	Cash salary & fees	Cash Bonus	Non-monetary benefits	Super-annuation	Retirement benefits	Options (i)	Total
	$	$	$	$	$	$	$
Executive Director							
Silviu Itescu	124,167	-	-	-	-	-	124,167
Non-executive director							
Michael Spooner	57,339	-	-	5,161	-	29,000	91,500
Byron McAllister	30,000	-	-	-	-	10,875	40,875
Donal O'Dwyer	27,523	-	-	2,477	-	10,875	40,875
Total	239,029	-	-	7,638		50,750	297,417

<u>**Other Key Management Personnel**</u>

2006	Short-term employee benefits			Post employment benefits		Equity-based payments	
Name	Cash salary & fees	Cash Bonus	Non-monetary benefits	Super-annuation	Retirement benefits	Options	Total
	$	$	$	$	$	$	$
Paul Rennie	150,000	45,520	-	20,006	-	196,639	412,165
Kevin Hollingsworth	100,000		-	-	-	-	100,000
Total	250,000	45,520	-	20,006	-	196,639	512,165

DIRECTORS REPORT (continued)

2005	Short-term employee benefits			Post employment benefits		Equity-based payments	
Name	Cash salary & fees	Cash Bonus	Non-monetary benefits	Super-annuation	Retirement benefits	Options	Total
	$	$	$	$	$	$	$
Paul Rennie	64,301	65,000	-	12,218	-	14,767	156,286
Kevin Hollingsworth	50,000		-	-	-	-	50,000
Total	114,301	65,000	-	12,218	-	14,767	206,286

C Service Agreements

Remuneration and other terms of employment for the Executive Chairman, Chief Scientific Advisor and other key management personnel are fomalized in service agreements. These agreements may provide for the provision of performance related cash bonuses and the award of options.

Other major provisions of the agreements relating to remuneration are set out below:

Michael Spooner, Executive Chairman

- Term of Agreement – Commencing 15 August 2005 until 30 June 2006
- Base Salary inclusive of superannuation for the period ended 30 June 2006 of $196,875
- Short Term Incentive of $150,000 based upon successful completion of several critical milestones
- 3 year options
    - 350,000 65 cent options vested on 31 December 2005
    - 350,000 65 cent options will vested on 30 June 2006
- Chairman Fees $75,000
- Options – 400,000 60 cent options held in escrow until 16 December 2006

The Board of Directors have continued this agreement under the same terms set out above. A new agreement is currently being negotiated terms of which will be presented at the Annual General Meeting.

Silviu Itescu, Director and Chief Scientific Advisor

- Term of Agreement – Commencing 12 November 2004 for three years
- Base Salary - $125,000 in the first year reviewed independently and annually (but not to be less than $125,000) by the Board of Directors
- Termination – No terms have been agreed
- Bonus – Nil
- Options – Nil

Bryon McAllister

- Term of Agreement – Commencing 28 September 2004 – non executive directors are appointed by shareholders on the basis that 1/3 of all non executive directors retire annually and are eligible for re-election at the company's Annual General Meeting.
- Director Fees - $40,000 in the first year reviewed independently and annually by the Board of Directors
- Termination – No terms have been agreed
- Bonus – Nil
- Options – 150,000 60 cent options held in escrow until 16 December 2006.

Donal O'Dwyer

- Term of Agreement – Commencing 28 September 2004 – non executive directors are appointed by shareholders on the basis that 1/3 of all non executive directors retire annually and are eligible for re-election at the company's Annual General Meeting.
- Director Fees - $40,000 in the first year reviewed independently and annually by the Board of Directors
- Termination – No terms have been agreed
- Bonus – Nil
- Options – 150,000 60 cent options held in escrow until 16 December 2006.

Paul Rennie, Chief Operating Officer

- Term of Agreement – Commencing 10 December 2004 and ongoing.
- Base Salary – $185,000 per annum
- Termination – by three months' notice from either side
- Bonus – at the discretion of the Board of Directors

DIRECTORS REPORT (continued)

D Share-Based Compensation

Options

Options are granted under the Mesoblast Limited Employee Share Option Plan. Staff eligible to participate in the plan are those of supervisor level and above (including directors) who have been continuously employed by the Company for a period of at least one year.

Options are granted under the plan for no consideration.

The valuations of options are independently determined by independent experts using Black-Scholes option pricing model taking into account the terms and conditions upon which the instruments were granted.

The terms and conditions of each grant of options affecting remuneration in the previous, this or future reporting periods are as follows:

Grant date	Expiry date	Exercise price	Value per option at grant date	Date exercisable
16 December 2004	16 December 2006	0.60	0.171	16 December 2005
16 December 2004	16 December 2007	0.60	0.229	16 December 2006
16 December 2004	16 December 2008	0.60	0.251	16 December 2007
16 December 2004	16 December 2008	0.60	0.290	16 December 2006
25 August 2005	31 December 2008	0.65	0.190	31 December 2005
25 August 2005	30 June 2009	0.65	0.210	30 June 2006
23 February 2006	1 April 2007	0.60	0.920	1 April 2006
23 February 2006	1 April 2007	0.65	0.920	1 April 2006
23 February 2006	1 April 2007	0.65	0.890	30 June 2006
23 February 2006	1 April 2008	0.60	0.970	1 April 2007
23 February 2006	1 April 2008	1.20	0.650	30 June 2007
23 February 2006	1 April 2009	0.60	1.020	1 April 2008
23 February 2006	1 April 2009	1.20	0.750	30 June 2008

Options granted under the plan carry no dividend or voting rights.

Remuneration Options

Details of options over ordinary shares in the company provided as remuneration to each director of Mesoblast Limited and each of the key management personnel of the company are set out below. When exercisable, each option is convertible into one ordinary share of Mesoblast Limited. Further information on the options is set out in note 12 to the financial statements.

Name	Number of options granted during the year		Number of options vested during the year	
	2006	2005	**2006**	2005
Directors of Mesoblast Limited				
Michael Spooner	**700,000**	400,000	**700,000**	-
Bryon McAlister	**-**	150,000	**-**	-
Donal Dwyer	**-**	150,000	**-**	-
Other key management personnel				
Paul Rennie	**450,000**	240,000	**230,000**	-

DIRECTORS REPORT (continued)

E Additional information (unaudited)

Details of remuneration: cash bonuses and options

	Cash Bonus		Options					
Name	Paid %	Forfeited %	Year granted	Vested %	Forfeited %	Financial years in which options vest	Minimum total value of grant yet to vest $	Maximum total value of grant yet to vest $
M Spooner	21.01	-	2005	-	-	2007	-	58,000
						2008	-	58,000
			2006	100	-	-	-	-
B McAlister	-	-	2005	-	-	2007	-	43,500
D Dwyer	-	-	2005	-	-	2007	-	43,500
P Rennie	11.04	-	2005	33.33	-	2007	-	115,820
			2006	33.33	-	2008	-	132,580

Share-based compensation: Options

Further details relating to options are set out below.

	A	B	C	D	E
Name	Remuneration consisting of options	Value at grant date $	Value at exercise date $	Value at lapse date $	Total of columns B-D $
M Spooner	26.07%	140,000	-	-	140,000
B McAlister	-	-	-	-	-
D Dwyer	-	-	-	-	-
P Rennie	61.45%	343,500	-	-	343,500

A = The percentage of the value of remuneration consisting of options, based on the value at grant date set out in column B.
B = The value at grant date calculated in accordance with AASB 2 share-based Payment of options granted during the year as part of remuneration.
C = The value at exercise date of options that were granted as part of remuneration and were exercised during the year.
D = The value at lapse date of options that were granted as part of remuneration and that lapsed during the year.

Share options granted to directors and the most highly remunerated officers

Options over unissued ordinary shares of Mesoblast Limited granted during or since the end of the financial year to the directors and the most highly remunerated officers of the company as part of the remuneration were as follows:

	Options granted
Michael Spooner - Chairman and executive director	700,000
Paul Rennie – Chief operating officer	450,000

DIRECTORS REPORT (continued)

Shares under option

Unissued ordinary shares of Mesoblast Limited under options at the date of this report are as follows:

Date options granted	Expiry date	Issue price of share	Number under option
29 September 2004	29 September 2009	$0.55	4,320,000
26 October 2004	30 December 2007	$0.55	400,000
16 December 2004	16 December 2006	$0.60	80,000
16 December 2004	16 December 2007	$0.60	80,000
16 December 2004	16 December 2008	$0.60	780,000
25 August 2005	31 December 2008	$0.65	350,000
25 August 2005	30 June 2009	$0.65	350,000
23 February 2006	1 April 2007	$0.60	10,000
23 February 2006	1 April 2008	$0.60	10,000
23 February 2006	1 April 2009	$0.60	10,000
23 February 2006	1 April 2007	$0.65	210,000
23 February 2006	30 June 2007	$0.65	200,000
23 February 2006	23 February 2009	$0.70	150,000
23 February 2006	14 February 2010	$0.70	150,000
23 February 2006	1 April 2008	$1.20	150,000
23 February 2006	30 June 2008	$1.20	200,000
23 February 2006	1 April 2009	$1.20	150,000
23 February 2006	30 June 2009	$1.20	200,000
			7,800,000

Insurance

During the financial year Mesoblast Limited paid a premium of $75,840 (2005: $91,965) to insure the directors and secretary of the company.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of the company, and any other payments arising from liabilities incurred by the officers in connection with such proceedings. This does not include such liabilities that arise from conduct involving a willful breach of duty by the officers or the improper use by the officer of their position or of information to gain advantage for themselves or someone else or to cause detriment to the company. It is not possible to apportion the premium between amounts relating to the insurance against legal costs and those relating to other liabilities.

Proceedings on behalf of the company.

No person has applied to the Court under section 237 of the *Corporation Act 2001* for leave to bring proceedings on behalf of the company, or to intervene in any proceedings to which the company is a party, for the purpose of taking responsibility on behalf of the company for all or part of those proceedings.

No proceedings have been brought or intervened in on behalf of the company with leave of the Court under section 237 of the *Corporation Act 2001*.

Non-audit services

The company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor's expertise and experience with the company and/or the Group are important.

Details of the amount paid or payable to the auditor (PKF Chartered Accountants) for audit and non-audit services provided during the year are set out below.

The Board of directors has considered the position and, in accordance with the advice received from the audit committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001* for the following reasons:

- All non-audit services have been review by the audit committee to ensure they do not impact the impartiality and objectivity of the auditor.

DIRECTORS REPORT (continued)

- None of the services undermine the general principles relating to auditor independence as set out in Professional Statement F 1, including reviewing or auditing the auditor's own work, acting in a management or a decision-making capacity for the company, acting as advocate for the company or jointly sharing economic risk and rewards.

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms:

	2006 $	2005 $
Assurance services		
1 Audit services		
PKF Chartered Accountant Australian firm:		
Audit and review of financial reports and other audit work under the *Corporations Act 2001*	58,650	26,000
Total remuneration for audit services	58,650	26,000
2 Other assurance services		
PKF Chartered Accountant Australian firm:		
Independent accountant's report and due diligence for IPO	-	45,000
Total remuneration for other assurance services	-	45,000
Total remuneration for assurance services	58,650	71,000

Auditor's independence declaration

A copy of the auditor's declaration under Section 307C in relation to the audit for the period ended 30 June 2006 is attached.

Auditor

PKF Chartered Accountants continues in office in accordance with section 327 of the *Corporations Act 2001.*

This report is made in accordance with a resolution of the directors

Michael Spooner

Mr. Michael Spooner

Chairman

13 September 2006

Melbourne

PKF

Chartered Accountants
& Business Advisers

**AUDITOR'S INDEPENDENCE DECLARATION
TO THE DIRECTORS OF MESOBLAST LIMITED**

As lead engagement partner for the audit of Mesoblast Limited for the year ended 30 June 2006 I declare that, to the best of my knowledge and belief, there have been:

(i) no contraventions of the independence requirements of the Corporations Act in relation to the audit; and

(ii) no contraventions of any applicable code of professional conduct in relation to the audit.

PKF
Chartered Accountants

R A Dean
Partner

13 September 2006
Melbourne

Tel: +61 3 9603 1700 | Fax: +61 3 9602 3870 | www.pkf.com.au
Victorian Partnership | ABN 56 527 914 493
Level 11, CGU Tower | 485 La Trobe Street | Melbourne | Victoria 3000 | Australia
GPO Box 5099 | Melbourne | Victoria 3001

MESOBLAST LIMITED
ABN 68 109 431 870
INCOME STATEMENT
FOR THE YEAR ENDED 30 JUNE 2006

	Note	30 June 2006 $	30 June 2005 $
Revenues from continuing operations	2 a	2,821,758	502,885
Expenses from continuing operations			
Research & Development		(5,358,277)	(491,774)
Management & Administration		(2,177,053)	(676,321)
Employee benefits expense		(1,570,514)	(321,333)
Interest costs		(110,092)	(107,117)
Share of losses of Equity accounted associates		(1,904,409)	(376,709)
Total expenses from continuing operations	2 b	(11,120,345)	(1,973,254)
Profit/(Loss) before income tax expense		(8,298,587)	(1,470,369)
Income tax (expense)/benefit	3	-	-
Loss after related income tax expense from continuing operations		(8,298,587)	(1,470,369)
Loss attributable to members of the company		(8,298,587)	(1,470,369)
Earnings per share:			
Basic earnings per share - from continuing operations	5	(8.87c)	(2.06c)
Basic diluted earnings per share - from continuing operations	5	(8.87c)	(2.06c)

The accompanying notes form part of these financial statements.

MESOBLAST LIMITED
ABN 68 109 431 870
STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 30 JUNE 2006

	NOTE	Issued Capital	Share Option Reserve	Accumulated Losses	Total
		$	$	$	$
Opening Balance		-	-	-	-
Issued capital	12	20,667,608	-	-	20,667,608
Loss for the year		-	-	(1,470,369)	(1,470,369)
Cost of share based payment		-	65,517		65,517
At 30 June 2005		20,667,608	65,517	(1,470,369)	19,262,756
As of 1 July 2005		20,667,608	65,517	(1,470,369)	19,262,756
Loss for the year		-	-	(8,298,587)	(8,298,587)
Cost of share based payment		-	1,000,876	-	1,000,876
At 30 June 2006		20,667,608	1,066,393	(9,768,956)	11,965,045

The accompanying notes form part of these financial statements.

MESOBLAST LIMITED
ABN 68 109 431 870
BALANCE SHEET
AS AT 30 JUNE 2006

	Note	30 June 2006 $	30 June 2005 $
CURRENT ASSETS			
Cash & cash equivalents	6	7,854,843	15,093,834
Trade & other Receivables	7	184,470	232,275
TOTAL CURRENT ASSETS		8,039,313	15,326,109
NON-CURRENT ASSETS			
Property, plant and equipment	8	37,905	28,238
Investment in Angioblast Systems Inc. (accounted for using equity method)	9	7,501,873	5,406,082
Intangible assets	10	805,824	705,395
TOTAL NON-CURRENT ASSETS		8,345,202	6,139,715
TOTAL ASSETS		16,384,515	21,465,824
CURRENT LIABILITIES			
Trade and other payables		4,419,470	313,160
Deferred purchase consideration		-	1,889,908
TOTAL CURRENT LIABILITIES	11	4,419,470	2,203,068
TOTAL LIABILITIES		4,419,470	2,203,068
NET ASSETS		11,965,045	19,262,756
EQUITY			
Issued capital	12	20,667,608	20,667,608
Reserves		1,066,393	65,517
Accumulated losses		(9,768,956)	(1,470,369)
TOTAL EQUITY		11,965,045	19,262,756

The accompanying notes form part of these financial statements.

MESOBLAST LIMITED
ABN 68 109 431 870
CASH FLOW STATEMENT
FOR THE YEAR ENDED 30 JUNE 2006

	Note	30 June 2006 $	30 June 2005 $
CASH FLOWS FROM OPERATING ACTIVITIES			
Payments to suppliers and employees		(5,985,926)	(1,107,697)
Government grants & other income received		1,898,938	-
R & D tax refund		345,638	-
Interest received		557,487	502,885
Net cash used in operating activities	13 (b)	(3,183,863)	(604,812)
CASH FLOWS FROM INVESTING ACTIVITIES			
Investment in fixed assets		(18,920)	(31,734)
Investment in patents & licenses		(134,560)	(720,879)
Investment in equity accounted associate		(4,000,000)	(4,000,000)
Loan to other associate company		98,352	(186,239)
Others		-	(30,110)
Net cash used in investing activities		(4,055,128)	(4,968,962)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net proceeds from issue of shares		-	22,662,400
Cost of IPO		-	(1,994,792)
Net cash provided by financing activities		-	20,667,608
Net increase in cash and cash equivalents		(7,238,991)	15,093,834
Cash & cash equivalent at beginning of year		15,093,834	-
Cash & cash equivalent at end of year	13 (a)	7,854,843	15,093,834

The accompanying notes form part of these financial statements

**NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2006**

INTRODUCTION

The financial report covers Mesoblast Limited ("Mesoblast") a company limited by shares whose shares are publicly traded on the Australian stock exchange. Mesoblast is incorporated and domiciled in Australia and its registered office is Level 2/517 Flinders Lane, Melbourne and its principle place of businees is level 39, 55 Collins St, Melbourne.

The principal activity of the economic entity during the financial year was associated with the commercialisation of unique intellectual property associated with the isolation, culture and scale-up of adult stem cells referred to as Mesenchymal Precursor Cells ("MPC"). The financial statements are presented in Australian dollars.

The financial report was authorised for issue by the Board of Directors of Mesoblast on the date shown on the Declaration by the Board of Directors attached to the Financial Statements.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant policies which have been adopted in the preparation of these financial statements are:

(a) Basis of Preparation

The financial report is a general purpose financial report which has been prepared in accordance with the Corporations Act 2001, Accounting Standards and Urgent Issue Group Interpretations, and complies with other requirements of the law. Accounting Standards include Australian equivalents to International Financial reporting Standards ("A-IFRS").

The financial report has been prepared on the basis of historical cost, except for the revaluation of certain non-current assets and financial instruments. Cost is based on the fair values of the consideration given in exchange for assets.

The accounting policies have been consistently applied and, except where there is a change in accounting policy, are consistent with those of the previous year.

(b) Statement of compliance

The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards ('AIFRS'). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards ('IFRS').

This is the first financial report prepared based on AIFRS and comparatives for the year ended 30 June 2005 have been restated accordingly. Reconciliations of AIFRS equity and profit for 30 June 2005 to the balances reported in the 30 June 2005 financial report are detailed in Note 26 below. Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRS on the company's equity and its net income are given in note 22.

(c) Significant Judgements and Key Assumptions

No significant judgements have been made in applying accounting policies that have a significant effect on the amounts recognised in the financial statements.

No key assumptions have been made concerning the future and there are no other key sources of estimation uncertainty at the balance date that the Directors consider have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

(d) Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions.

Government grant related expenses are recognised in the income statement over the period necessary to match them on a systematic basis with the costs that they are intended to compensate.

Government grant relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to the income statement on a straight line basis over the expected lives of the related assets.

(e) Property, Plant and Equipment

The purchase method of accounting is used for all acquisitions of assets. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition.

Property, plant and equipment, other than freehold land, are depreciated over their estimated useful lives using the straight line method. The expected useful life for plant and equipment is 5 years. Profits and losses on disposal of plant and equipment are taken into account in determining the profit for the year.

Impairment
The carrying values of plant and equipment are reviewed for impairment at each reporting date with recoverable amount being estimated when events or changes in circumstances indicate that the carrying value may be impaired.

Impairment exists when the carrying value of an asset or cash-generating units exceeds its estimated recoverable amount. The asset or cash-generating unit is then written down to its recoverable amount.

Impairment losses are recognised in the income statement.

(f) Cash and Cash Equivalents

Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short-term deposits with an insignificant risk of change in value. For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

(g) Trade and Other Receivables

Trade receivables and other receivables represent the principal amounts due at balance date less, where applicable, any provision for doubtful debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Debts which are known to be uncollectible are written off. All trade receivables and other receivables are recognised at the amounts receivable as they are due for settlement within 60 days.

(h) Research and Development Costs

Research and development expenditure is expensed as incurred except to the extent that its future recoverability can reasonably be regarded as assured, in which case it is deferred and amortised on a straight line basis over the period in which the related benefits are expected to be realised.

The carrying value of development cost is reviewed for impairment annually when the asset is not yet in use or when an indicator of impairment arises during the reporting year indicating that the carrying value may not be recoverable.

(i) Trade and Other Payables

Payables represent the principal amounts outstanding at balance date plus, where applicable, any accrued interest. Liabilities for payables and other amounts are carried at cost which approximates fair value of the consideration to be paid in the future for goods and services received, whether or not billed. The amounts are unsecured and are usually paid within 30 days of recognition.

(j) Income Taxes

Income taxes are accounted for using the comprehensive balance sheet liability method whereby:

- the tax consequences of recovering (settling) all assets (liabilities) are reflected in the financial statements;
- current and deferred tax is recognised as income or expense except to the extent that the tax relates to equity items or to a business combination;
- a deferred tax asset is recognised to the extent that it is probable that future taxable profit will be available to realise the asset;
- deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled.

(k) Transaction Costs on the Issue of Equity Instruments

Transaction costs arising on the issue of equity instruments are recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those instruments not been issued.

(l) Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST except where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Balance Sheet.

Cash flows are included in the Cash Flows Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority, are classified as operating cash flows.

(m) Impairment of assets

At each reporting date, the consolidated entity reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the consolidated entity estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Goodwill, intangible assets with indefinite useful lives and intangibles assets not yet available for use are tested for impairment annually and wherever there is an indication that the assets may be impaired. An impairment of goodwill is not subsequently reversed.

(n) Translation of Foreign Currency Transactions

Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at balance date.

Exchange differences relating to monetary assets and liabilities denominated in foreign currencies are brought to account as exchange gains or losses in the Income Statement in the financial year in which the exchange rates change except for qualifying assets and hedge transactions.

(o) Intangible Assets

Patents and Licences

This comprises of Orthopaedic Licence, Intellectual Properties and Registered Patents and is recorded at cost. The carrying value of these licences are amortised, using straight-line method, over a useful life of 25 years, being the estimated period of time during which benefits will be derived from their use in operations.

(p) Investment in Associate

The financial statements of the associate are used by the Company to apply the equity method. The reporting dates of the associate and the Company are identical and both use consistent account policies.

The investment in the associate is carried in the balance sheet a cost plus post-acquisition changes in the Company's share of net assets of the associate, less any impairment in value. The income statement reflects the Company's share of the results of operations of the associate.

Where there has been a change recognised directly in the associate's equity, the Company recognised its share of any change and disclose this, when applicable in the statement of changes in equity.

The carrying amount of investment in associate is assessed annually whether there is any indication that asset may be impaired. Where an indicator of impairment exists, the Company makes formal estimate of recoverable amount. Where the carrying amount of the asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

(q) Earnings per share

(i) Basic earnings per share
Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

(ii) Diluted earnings per share
Diluted earning per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares

(r) Changes in Accounting Policies

The consolidated entity changed its accounting policies on 1 July 2005 to comply with AIFRS. The transition to AIFRS is accounted for in accordance with Accounting Standard AASB 1 "First-time Adoption of Australian Equivalents to International Financial Reporting Standards", with 1 July 2004 as the date of transition. An explanation of how the transition from superseded policies to AIFRS has affected the company's and consolidated entity's balance sheet, income statement and cash flows is discussed in note 22.

(s) Comparative Figures

Comparatives have been reclassified so as to be consistent with the figures presented in the current year. Australian equivalents to International Financial Reporting Standards have been applied to all current and comparative figures consistently.

Comparative figures being for the period to 30 June 2005 were for the 6.5 months subsequent to the company's public listing on 16 December 2004.

(t) New and Revised Accounting Standards and Interpretations

Mesoblast Limited has adopted all of the new and revised Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (AASB) that are relevant to its operations and effective for annual reporting periods beginning on 1 July 2005

The directors have given due consideration to new and revised standards and interpretations issued by the AASB that are not yet effective and do not believe they will have any material financial impact on the financial statements of the Company.

NOTE 2: REVENUE AND EXPENSES FROM CONTINUING OPERATIONS	Note	30 June 2006 $	30 June 2005 $
(a) Revenue			
Commercial Ready Government Grant received		1,854,048	-
Interest received – Bank deposits		557,487	502,885
R & D tax offset		345,638	-
Other income		27,712	-
Foreign exchange gain on US Dollar deposit		36,873	-
Total Revenue from continuing operations		2,821,758	502,885
(b) Expenses			
Employee Benefit Expenses			
Salary and employee benefit expenses		930,767	232,416
Defined contribution superannuation expenses		68,654	23,400
Expenses of share based payments		571,093	65,517
Total Employee Benefit Expenses		1,570,514	321,333
Depreciation and amortization of non-current assets:			
Plant and equipment		9,253	3,496
License and registered patents		34,331	15,484
Total depreciation and amortization		43,584	18,980

NOTE 3: INCOME TAX EXPENSE

The prima facie tax on loss from ordinary activities after tax is reconciled to the income tax as follows:

Prima facie tax benefit on operating loss from ordinary activities before income tax at 30%	(2,489,576)	(455,142)
Add: Non-deductible equity accounting loss	871,586	146,699
	1,617,990	308,443
Future income tax benefit not booked	1,617,990	308,443
Income tax expense attributable to profit from ordinary activities before income tax	-	-

Potential deferred tax asset of $1,926,433 calculated at 30% for the company attributable to tax losses carried forward have not been brought to account at 30 June 2006 because the directors do not believe it is appropriate to regard realisation of these future income tax benefits as virtually certain.

These benefits will only be obtained if:

(i) the entities derive future assessable income of a nature and of an amount sufficient to enable the benefits from the deduction for losses to be realised.

(ii) the entities continue to comply with the conditions for deductibility imposed by the law; and no changes in tax legislation adversely affect the entities in realising the relevant benefits from deduction for the losses; and.

(iii) no changes in tax legislation adversely affect the entities in realising the relevant benefits from deduction for the losses

NOTE 4: REMUNERATION OF AUDITORS

	Note	30 June 2006 $	30 June 2005 $
(a) Assurance services			
Audit services			
PKF Australian Firm			
audit and review of financial reports and other audit work under the *Corporations Act 2001*		58,650	26,000
(b) Advisory services			
PKF Australian Firm			
Advise on capital raising		-	45,000
		58,650	71,000

NOTE 5: EARNINGS PER SHARE

	2006	2005
Net loss used in calculating basic earnings per share:	8,298,587	1,470,369
Net loss used in calculating diluted earnings per share:	8,298,587	1,470,369
	Number of Shares	Number of Shares
Weighted average number of ordinary shares used in calculating basic earnings per share	93,510,000	71,540,548
Dilutive potential ordinary shares		-
Weighted average number of ordinary shares and potential ordinary shares used in calculating diluted earnings per share	93,510,000	71,540,548

Note: As at 30 June 2006 the company had issued options over unissued capital, refer to note 12b. As the exercise of these options would decrease basic loss per share, these options are not considered dilutive

As discussed in Note 20, since balance date 25,882,800 ordinary shares have been issued.

NOTE 6: CASH AND CASH EQUIVALENTS	30 June 2006 $	30 June 2005 $
Cash at bank	188,513	131,741
Deposit at call	3,853,560	14,962,093
Term deposit	3,812,770	-
Total	7,854,843	15,093,834

NOTE 7: TRADE AND OTHER RECEIVABLES

CURRENT

Loan to Angioblast	87,887	186,239
Other debtors	-	14,321
Prepayment	96,583	31,715
Total	184,470	232,275

NOTE 8: PROPERTY, PLANT AND EQUIPMENT

Plant and equipment		
At cost	50,654	31,734
Accumulated depreciation	(12,749)	(3,496)
Net Plant and Equipment	37,905	28,238

Movements in the carrying amounts for each class of property, plant and equipment between the beginning and the end of the current financial year

Balance at the beginning of year	28,238	-
Additions	18,920	31,734
Depreciation expense	(9,253)	(3,496)
Carrying amount at the end of year	37,905	28,238

NOTE 9: INVESTMENT IN ASSOCIATES

(a) Carrying amounts

Information relating to associates is set out below.

Name of Entity	Country of Incorporation	Principal Activity	Ownership Interest		Carrying Amount	
			30 June 2006	30 June 2005	30 June 2006	30 June 2005
					$	$
Angioblast Systems Inc	USA	Stem cell research	33.3%	33.3%	7,501,673	5,406,082

(b) Movement in carrying amounts

Carrying at the beginning of the financial year	5,406,082	-
Additional investment	4,000,000	5,782,791
Share of loss	(1,904,409)	(376,709)
Carrying amount at the end of the financial year	7,501,673	5,406,082

The following information has been extracted from Angioblast audited report:

Summarised financial information of associates:

Currrent assets	1,250,905	2,680,067
Non-current assets	319,695	207,075
	1,570,600	2,887,142
Current liabilities	(691,805)	(234,142)
Non-current liabilities	(47,921)	(106,241)
	(739,726)	(340,383)
Net assets	830,874	2,546,759
Revenue	69,766	30,046
Expenses	5,782,992	1,160,173
Net loss	(5,713,226)	(1,130,127)
Share of associates' loss		
Share of loss before income tax (= 33.3% share of loss)	(1,901,771)	(376,709)
Income tax expense	(2,638)	-
Share of associate's loss	(1,904,409)	(376,709)

The Directors have made an assessment of the value of this investment in the accounts, reviewing the results to date against the original milestones and workplans and having considered current market conditions and are comfortable to continue to carry it at equity accounted cost. It should be noted that this value is totally dependent on its research and development and subsequent commercialization. The Directors are of the view that the investment in Angioblast Systems Inc. is not impaired at balance date.

The contingent liabilities of the associate are disclosed in Note 14 (c)

NOTE 10: INTANGIBLE ASSETS	30 June 2006 $	30 June 2005 $
Intellectual property establishment and licenses at cost	855,439	720,879
Less: Accumulated amortization	(49,815)	(15,484)
	805,624	705,395

NOTE 11: TRADE AND OTHER PAYABLES

CURRENT

Trade creditors	2,240,470	206,160
Accruals and Other Creditors	2,179,000	107,000
	4,419,470	313,160
Deferred purchase consideration in Angioblast	-	1,889,908
	4,419,470	2,203,068

Note 12: CONTRIBUTED EQUITY

a Movements in contributed equity during the year were as follows: -

Issued Shares	30 June 2006 No. of Shares	30 June 2006 $	30 June 2005 No. of Shares	30 June 2005 $
At the beginning of the reporting period	93,510,000	20,687,608	-	-
44,000,000 ordinary shares issued on incorporation at 0.01 cent per share	-	-	44,000,000	4,400
2,790,000 ordinary shares at 20 cents per share for acquisition of Orthopaedic Licence	-	-	2,790,000	558,000
4,720,000 fully paid preference shares which converted to ordinary shares on completion of ASX listing issued at 23.3 cents per share	-	-	4,720,000	1,100,000
42,000,000 fully paid ordinary shares to the public at 50 cents per shares	-	-	42,000,000	21,000,000
Transaction costs arising on issue of shares	-	-		(1,994,792)
At end of the reporting period	93,510,000	20,687,608	93,510,000	20,667,608

Effective from 1 July 1998, the Corporations legislation in place abolished the concept of authorized capital and par value. Accordingly the company does not have authorized capital nor par value in respect of its issued shares.

b Share options over ordinary shares

	30 June 2006 No.	30 June 2005 No.
Balance at beginning of the year	5,660,000	-
Granted during the year	2,140,000	5,660,000
Exercised during the year	-	-
Lapsed during the year	-	-
Balance at end of the year	7,800,000	5,660,000

Option - Series	Number	Vesting date	Expiry date	Exercise price $
Granted 16 December 2004	80,000	16/12/2005	16/12/2006	0.60
Granted 16 December 2004	80,000	16/12/2006	16/12/2007	0.60
Granted 26 October 2004	400,000	16/12/2007	30/12/2007	0.55
Granted 16 December 2004	780,000	16/12/2008	16/12/2008	0.60
Granted 29 September 2004	4,320,000	29/09/2005	29/06/2009	0.55
Granted 25 August 2005	350,000	31/12/2005	31/12/2008	0.65
Granted 25 August 2005	350,000	30/06/2006	30/06/2009	0.65
Granted 23 February 2006	10,000	01/04/2006	01/04/2007	0.60
Granted 23 February 2006	10,000	01/04/2007	01/04/2008	0.60
Granted 23 February 2006	10,000	01/04/2008	01/04/2009	0.60
Granted 23 February 2006	60,000	01/04/2006	01/04/2007	0.65
Granted 23 February 2006	150,000	30/06/2005	01/04/2007	0.65
Granted 23 February 2006	200,000	30/06/2006	30/06/2007	0.65
Granted 23 February 2006	150,000	23/02/2006	23/02/2009	0.70
Granted 23 February 2006	150,000	14/02/2007	14/02/2010	0.70
Granted 23 February 2006	150,000	30/06/2007	01/04/2008	1.20
Granted 23 February 2006	200,000	30/06/2007	30/06/2008	1.20
Granted 23 February 2006	150,000	30/06/2008	01/04/2009	1.20
Granted 23 February 2006	200,000	30/06/2008	30/06/2009	1.20
	7,800,000			

Ordinary shares participate in dividends and the proceeds on winding up of the company in equal proportion to the number of shares held.

At shareholders meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

NOTE 13: CASH FLOW INFORMATION

a. Reconciliation of Cash

Cash at bank	188,513	131,741
Deposit at call	3,853,560	14,962,093
Term deposits	3,812,770	-
	7,854,843	15,093,834

b. Reconciliation of Cash Flow used in Operations with Loss after Income Tax

Loss from ordinary activities	(8,298,587)	(1,470,369)
ADD BACK – Non Cash Movements: -		
Depreciation and amortisation	43,584	18,980
Non cash interest	110,092	107,117
Equity settled share based payment	1,000,876	65,517
Equity accounted losses – Angioblast	1,904,409	376,709
Increase in provisions	72,000	
(Increase)/decrease in trade and other receivables	(50,547)	-
Increase/(decrease) in trade creditors and accruals	2,034,310	297,234
Cash flows used in operations	(3,183,863)	(604,812)
		-

NOTE 14: COMMITMENTS AND CONTINGENCIES

a. Contingent liabilities

Mesoblast will be required to make a milestone payment to Medvet of US$250,000 on completion of Phase III (human) clinical trials and US$350,000 on FDA marketing approval.

Mesoblast will pay Medvet a commercial arm's length royalty based on net sales by Mesoblast of licensed products each quarter.

b. Capital Expenditure Commitments

There was no capital expenditure contracted for at balance date but not provided for in the accounts.

c. Contingent liabilities of Angioblast in relation to Medvet.

The contingent liabilities described below represent 100 per cent of the contingent obligations of Angioblast. By way of its equity interest, Mesoblast has a 33.3 percent interest in these contingent liabilities. Mesoblast is not liable for these contingent liabilities.

Angioblast has agreed to pay consideration for certain intellectual property assets assigned to it by Medvet on the basis of future milestones being reached. These milestones will not be reached as part of the current development program which envisages funding through to IND approvals. They represent payments on successful completion of subsequent clinical milestones. If all milestones were to be reached these payments total US$2,150,000. In addition royalties at 2.5% of net sales with stipulated minimum annual royalties scaling up from US$100,000 to US$500,000 over 5 years exist.

NOTE 15: RELATED PARTY TRANSACTIONS

Accounts receivable from Angioblast Systems Inc. is disclosed in Note 8. Transactions that occurred during the financial year between Mesoblast and Angioblast are at arms length and settled on a monthly basis.

Hollingsworth & Co Pty Ltd being a company owned by Kevin Hollingsworth is contracted to provide accounting services to Mesoblast Ltd. The fees for this service were $41,250 for the year ended 30 June 2006.

There are no other related party between the disclosing entity; and any of the specified directors and specified executives.

Directors and other key management personnel Options and shareholdings

Options

	Balance 1.7.05	Granted as Remun-eration	Options Exercised	Balance 30.6.06	Total Vested 30.6.06	Total Exercisable	Total Unexercis-able
Directors							
Silviu Itescu	-	-	-	-	-	-	-
Byron McAllister	150,000		-	150,000	-	-	150,000
Donal O'Dwyer	150,000		-	150,000	-	-	150,000
Michael Spooner	400,000	700,000	-	1,100,000	700,000	700,000	400,000
Other Key Management Personnel							
Paul Rennie	240,000	450,000	-	690,000	80,000	80,000	610,000
Kevin Hollingsworth	-	-	-	-	-	-	-
Total	940,000	1,150,000	-	2,090,000	780,000	780,000	1,310,000

Shareholdings

Number of Shares held by Directors and Other Key Management Personnel or their Related Parties

	Balance 1.7.05	Received as Remuneration	Options Exercised	Net Change Other	Balance 30.6.06
Directors					
Silviu Itescu	43,120,000	-	-	-	43,120,000
Byron McAllister	-	-	-	-	-
Donal O'Dwyer	-	-	-	-	-
Michael Spooner	200,000	-	-	-	200,000
Other Key Management Personnel					
Paul Rennie	-	-	-	-	-
Kevin Hollingsworth	-	-	-	-	-
Total	43,320,000	-	-	-	43,320,000

NOTE 16: FINANCIAL INSTRUMENTS

Credit Risk Exposures

The credit risk on financial assets excluding investments, of the company which has been recognised in the balance sheet, is the carrying amount, net of the provision for doubtful debts.

Interest Rate Risk

The company's exposure to interest rate risk, which is the risk that a financial instrument's value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and liabilities, is as follows:

2006

	Note	Weighted Average Interest Rate %	Floating Interest	Fixed Interest	Non Interest Bearing	Total
			$	$	$	$
Financial Assets						
Cash assets		4.50	3,853,560	3,812,770	188,513	7,854,843
Receivables			-	-	87,887	87,887
Equity accounted investment			-	-	7,501,673	7,501,673
			3,853,560	3,812,770	7,778,073	15,444,403
Interest Rate Risk						
Financial Liabilities						
Payables			-	-	2,419,470	2,419,470
			-	-	2,419,470	4,419,470

2005

	Note	Weighted Average Interest Rate %	Floating Interest	Fixed Interest	Non Interest Bearing	Total
			$	$	$	$
Financial Assets						
Cash assets		5.15	14,962,093	-	131,741	15,093,834
Receivables			-	-	200,560	200,560
Equity accounted investment			-	-	5,293,793	5,293,793
			14,962,093	-	5,626,094	20,588,187
Interest Rate Risk						
Financial Liabilities						
Payables			-	-	313,160	313,160
Deferred purchase consideration		9.40	-	1,889,908	-	1,889,908
			-	1,889,908	313,160	2,203,068

All current balances mature within one year; all non-current balances mature in between one and five years.

Net Fair Values

Net fair values of financial assets and liabilities approximate to their carrying value.

NOTE 17: PENDING LITIGATION

The company has no pending litigation as at the end of the financial year.

NOTE 18: SEGMENT INFORMATION

(a) Description of segments

Total

The company operates in two business segments, being commercialisation and investment in research and development companies.

Geographical segments

The company predominantly operates in one geographical area, being Australia.

(b) Primary reporting format – business segments

2006	Research & Development	Investment	Corporate	Total
Revenue from continuing operations	2,199,686	-	594,361	2,794,047
RESULT				
Segment result	(4,162,511)	-	(2,231,666)	(6,394,177)
Equity Accounted losses – Angioblast		(1,904,409)	-	(1,904,409)
Net profit/(Loss) after income tax expense	(4,162,511)	(1,904,409)	(2,231,666)	(8,298,586)
Segment Assets	805,624	7,501,673	8,077,218	16,384,515
Segment liabilities	-	-	4,419,470	4,419,470
Acquisition of property, plant and equipment and intangible assets	127,803	2,207,880	9,667	2,345,350
Carrying value of investments accounted for using the equity method	-	7,501,673	-	752,613
Depreciation	-	-	9,253	9,253
Non-cash expenses other than depreciation	34,331	-	-	34,331

2005	Research & Development	Investment	Corporate	Total
Revenue from continuing operations	-	-	502,885	502,885
RESULT				
Segment result	(755,590)	(112,289)	(775,438)	(1,643,317)
Equity Accounted losses – Angioblast		(376,709)		(376,709)
Net profit/(Loss) after income tax expense	(755,590)	(488,998)	(272,553)	(1,517,141)
Segment Assets	705,395	5,293,793	15,354,347	21,353,535
Segment liabilities	-	-	2,203,068	2,203,068
Acquisition of property, plant and equipment and intangible assets	720,879	-	31,734	752,613
Carrying value of investments accounted for using the equity method	-	5,293,793	-	5,293,793
Depreciation	-	-	3,498	3,498
Non-cash expenses other than depreciation	15,484	-	-	15,484

Segment Information is prepared in conformity with the accounting policies of the entity as disclosed in note 1 and accounting standard AASB 114 *Segment Reporting*

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and consist primarily of operating cash, receivables, inventories, property, plant and equipment and goodwill and other intangible assets, net of related provisions. While most of these assets can be directly attributable to individual segments, the carrying amounts of certain assets used jointly by segments are allocated based on reasonable estimates of usage. Segment liabilities consist primarily of trade and other creditors, employee benefits and provision for service warranties. Segment assets and liabilities do not include income taxes.

NOTE19: EMPLOYEE EQUITY-BASED BENEFIT ARRANGEMENTS

The Company has adopted an Executive Share Option Plan to foster an ownership culture within the Company and to motivate senior management and directors to achieve performance targets of the Company and/or their respective business units. Selected senior management of the Company and the directors are eligible to participate in the Plan at the absolute discretion of the Company's board of directors. Except as outlined in remuneration report no options or shares will be issued under this Plan to any directors without the prior approval of the Mesoblast shareholders.

The aggregate number of shares which may be issued pursuant to the Plan and all other share purchase plans shall not at any time exceed 5% of the total number of issued shares of the Company

The exercise period in relation to an option means the period in which the option may be exercised and is specified by the Board.

The options are granted under the plan for no consideration.

The exercise price is the greater of $0.20 and in relation to an option granted on or before the date of the official quotation of the Company's shares, an amount per share that is 20% higher than the offer price of $0.50; and in relation to an option granted after the official quotation of the company's shares, the volume weighted market price of a share sold on the ASX on the 5 trading days immediately before the date a participant was invited to complete an application form relating to the option, or any other amount that is specified by the Board subject to any adjustment.

The fair value of the options has been calculated using the Black-Scholes option pricing model.

The model inputs for the valuation of 25 August 2005 included: -

a) options are granted for no consideration, have a three year life, with 50% vesting on 31 December 2005 (Tranche 1) and 50% vesting on 30 June 2006 (Tranche 2)
b) Exercise price : $0.65
c) Grant date: 25 August 2005
d) Expiry date: Tranche 1 is 31 Decmber 2008 and Tranche 2 is 30 June 2009
e) Share price at grant date: $0.505
f) Expected price volatility of the company's shares: 56.57%
g) Expected yield dividend: 0%
h) Risk-free interest rate: 5.085%

The model inputs for the valuation of 23 February 2006 included: -

i) options are granted for no consideration, have a one to four year life with vesting dates from 23 February 2006 to 30 June 2008
j) Exercise price : range from $0.60 to $1.20
k) Grant date: 23 February 2006
l) Expiry date: range from 30 June 2007 to 14 February 2010
m) Share price at grant date: $1.48
n) Expected price volatility of the company's shares: 55.%
o) Expected yield dividend: 0%
p) Risk-free interest rate: 5.18%

The closing share market price of an ordinary share of Mesoblast Limited on the Australian Stock Exchange at 30 June 2006 was $1.525

Grant date	Expiry date	Exercise price	Balance at the start of the year	Granted during the year	Exercised during the year	Expired during the year	Balance at the end of the year	Exercisable at the end of the year
			Number	Number	Number	Number	Number	Number
16/12/2004	16/12/2006	0.60	80,000	-	-	-	80,000	80,000
16/12/2004	16/12/2007	0.60	80,000	-	-	-	80,000	
16/12/2004	16/12/2008	0.60	780,000	-	-	-	780,000	
25/08/2005	31/12/2008	0.65	-	350,000	-	-	350,000	350,000
25/08/2005	30/06/2009	0.65	-	350,000	-	-	350,000	
23/02/2006	01/04/2007	0.65	-	210,000	-	-	210,000	210,000
23/02/2006	01/04/2007	0.60	-	10,000	-	-	10,000	10,000
23/02/2006	01/04/2008	0.60	-	10,000	-	-	10,000	-
23/02/2006	01/04/2008	1.20	-	150,000	-	-	150,000	-
23/02/2006	01/04/2009	0.60	-	10,000	-	-	10,000	-
23/02/2006	01/04/2009	1.20	-	150,000	-	-	150,000	-
			940,000	1,240,000	-	-	2,180,000	650,000
Weighted average exercise price			$0.6000	$0.7819			$0.7034	$0.6431

NOTE 20. EVENTS AFTER BALANCE SHEET DATE

The primary goal of the company at this time of its public listing in December 2004 was to file at least one Investigational New Drug Application with the US Food and Drug Administration. This goal is set to be achieved in the 4th quarter 2006 some six or more months ahead of schedule. Subject to FDA permission, the company will commence two Phase II Clinical Trials following our IND submissions in the 4th quarter of 2006. The company initiated a capital raising subsequent to balance date to fund the next stage of development beyond the company's current focus.. On 20 July 2006 the company announced that it had raised $15 million by way of a Placement of 12 million shares to institutional and sophisticated investors at $1.25 per share. In addition, the company undertook a Share Purchase Plan (SPP) to enable our shareholders to acquire shares in the company for an amount up to $5,000 per shareholder at the same price offered under the Placement. An amount of $2.2 million was raised under the SPP bringing the total capital raised to $17.2 million.

NOTE 21. SHARE-BASED PAYMENTS

(a) Consultants' Options

During the year the Employee Option Plan has extended to some of the key research consultants. A description of the plan under which these options are granted in included in Note 19.

Set out below are summaries of options granted to consultants under the plan:

Grant date	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Expired during the year Number	Balance at the end of the year Number	Exercisable at the end of the year Number
23/02/2006	30/06/2007	0.65	-	200,000	-	-	200,000	200,000
23/02/2006	30/06/2008	1.20	-	200,000	-	-	200,000	-
23/02/2006	23/02/2009	0.70	-	150,000	-	-	150,000	150,000
23/02/2006	30/06/2009	1.20	-	200,000	-	-	200,000	
23/02/2006	14/02/2010	0.70	-	150,000	-	-	150,000	
			-	900,000	-	-	900,000	350,000
Weighted average exercise price				$0.9111			$0.9111	$0.6714

(b) Options granted under share purchase plan pre IPO

At the time of the IPO the Company provided Initital seed investors who subscribed for 4,720,000 fully paid preference shares, 4,320,000 options to acquire 4,320,000 ordinary shares at an exercise price of $0.55, which option if not exercised will lapse

Lodge Partners Pty Limited (or nominee), as underwriter to the Offer received in aggregate 400,000 options to acquire 400,000 ordinary shares on the terms set out in 9.5(a) of the prospectus.

Set out below are options granted under the plan

	Vested Number	Granted Number	Grant Date	Value per Option at Grant Date $	Exercise price $	First exercise date	Last exercise date
Innitial seed investors	4,320,000	4,320,000	29/09/04	0.29	0.55	29/09/05	29/09/09
Underwriter	400,000	400,000	26/10/04	0.29	0.55	16/12/04	30/12/07

Options granted carry no dividend or voting rights.

NOTE 22. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO IFRS

The Company has changed its accounting policies on 1 July 2005 to comply with Australian Accounting Standards (AGAAP) to Australian equivalent of International Financial Reporting Standards (AIFRS). The transition to AIFRS is accounted for in accordance with Accounting Standard AASB 1 'First time Adoption of Australian Equivalents to International Financial Reporting Standard' with 1 July 2004 as the date of transition.

Set out below are the effect of on adopting of AIFRS and our best estimate of the quantitative impact of the changes on total equity as at the date of transition and 30 June 2005 and on the result for the period ended 30 June 2005.

Reconciliation of equity at 30/06/2005	Note	Current GAAP	Effect of transition to AIFRS	AIFRS
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents		15,093,834	-	15,093,834
Trade and other receivables		186,239	-	186,239
Other financial assets		46,036	-	46,036
Total current assets		15,326,109	-	15,326,109
NON-CURRENT ASSETS				
Equity accounted investments	3	5,293,793	112,289	5,406,082
Property, plant and equipment		28,238	-	28,238
Intangible assets	3	705,395	-	705,395
Total non-current assets		6,027,426	112,289	6,139,715
TOTAL ASSETS		21,353,535	112,289	21,465,824
LIABILITIES				
CURRENT LIABILITIES				
Trade and other payables		313,160	-	313,160
Amount due to Angioblast	2	1,889,908	-	1,889,908
Total current liabilities		2,203,068	-	2,203,068
TOTAL LIABILITIES		2,203,068	-	2,203,068
NET ASSETS		19,150,467	112,289	19,262,756
EQUITY				
Equity attributable to equity holders of the parent				
Contributed Equity		20,667,608	-	20,667,608
Share option reserve	1	-	65,517	65,517
Accumulated Losses		(1,517,141)	46,772	(1,470,369)
TOTAL EQUITY		19,150,467	112,289	19,262,756

NOTE 22. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO IFRS

Notes to the reconciliation

(1) The fair value of the options granted to employees was based on an independent valuation of these options on 27 October 2004 using the Black-Scholes model. Under AFIRS for the year ended 30 June 2005 the expense to be recorded in the result was $65,517.

(2) This includes the present value of the $2 million payable in the first and second quarter of the following financial year. The third tranche of $4 million was released for payment in quarterly tranches to Angioblast when it met its research milestones as set out in the Stock Purchase Agreement. This payment was a contingent liability under the previous GAAP however AASB 3 requires that cost of combinations is contingent on a future event the cost shall be included in the cost of acquisition when they are probable. As it was not possible to determine at 30 June 2006 that this future event was probable, this $4 million has no effect under AIFRS. Prior to the end of the 30 June 2006 year the future event has occurred and the additional investment cast has been recognised.

(3) AIFRS prohibits goodwill amortisation therefore the goodwill included in the equity accounted investment currently amortised in accordance with GAAP will no longer be amortised.

Reconciliation of loss for the period ended 30/06/2005	Note	Current GAAP	Effect of transition to AIFRS	AIFRS
Revenue				
Interest Income		502,885		502,885
Research and Development		(755,590)	-	(755,590)
Administration	1	(668,321)	(65,517)	(733,838)
Interest expenses		(107,117)	-	(107,117)
Equity accounted losses – share of Angioblast losses	3	(488,998)	112,289	(376,709)
Loss before income tax		(1,517,141)	46,772	(1,470,369)
Income tax expenses		-	-	-
Loss for the period		(1,517,141)	46,772	(1,470,369)
Net loss attributable to members of the parent entity		(1,517,141)	46,772	(1,470,369)

MESOBLAST LIMITED
ABN 68 109 431 870

DIRECTORS' DECLARATION

In accordance with a resolution of directors of Mesoblast Limited,

In the opinion of the directors:

(a) the accompanying financial statements and notes are in accordance with Corporations Act 2001 and comply with the accounting standards and give a true and fair view of the company's financial position as at 30 June 2006 and of its performance for the year ended on that date.

(b) At the date of this declaration there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

(c) The directors have been given the declarations by the Chief Executive Officer and the Chief Financial Officer required by Section 295 A.

Signed in accordance with a resolution of the Board of Directors

Mr Michael Spooner
Director

13 September 2006

Melbourne

PKF

Chartered Accountants
& Business Advisers

INDEPENDENT AUDIT REPORT
TO MEMBERS OF MESOBLAST LIMITED

Scope

The financial report, remuneration disclosures and directors' responsibility

The financial report comprises the balance sheet, income statement, statement of changes in equity, cash flow statement, notes to the financial statements and the directors' declaration for Mesoblast Limited (the company) for the year ended 30 June 2006.

The company has disclosed information about the remuneration of key management personnel ("remuneration disclosures"), as required by Accounting Standard AASB 124 Related Party Disclosures under the heading "remuneration report" in pages 10 to 14 of the directors' report, as permitted by the Corporations Regulations 2001.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Audit Approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with Accounting Standard AASB 124 and the Corporations Regulations 2001. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's financial position, and of its performance as represented by the results of its operations and cash flows and whether the remuneration disclosures comply with Accounting Standard AASB 124 and the Corporations Regulations 2001.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and remuneration disclosures, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

Tel: +61 3 9603 1700 | Fax: +61 3 9602 3870 | www.pkf.com.au
Victorian Partnership | ABN 56 527 914 493
Level 11, CGU Tower | 485 La Trobe Street | Melbourne | Victoria 3000 | Australia
GPO Box 5099 | Melbourne | Victoria 3001

PKF

Chartered Accountants
& Business Advisers

INDEPENDENT AUDIT REPORT
TO MEMBERS OF MESOBLAST LIMITED (Cont'd)

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Audit Opinion

In our opinion:

(1) the financial report of Mesoblast Limited is in accordance with:

  (a) the Corporations Act 2001, including:

    (i) giving a true and fair view of the company's financial position as at 30 June 2006 and of its performance for the year ended on that date; and

    (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

  (b) other mandatory financial reporting requirements in Australia; and

(2) the remuneration disclosures that are contained in pages 10 to 13 of the directors' report comply with Accounting Standard AASB 124and the Corporations Regulations 2001.

PKF

PKF
Chartered Accountants

R A Dean
Partner

13 September 2006
Melbourne

mesoblast
the adult stem cell company

asx announcement

FINANCIAL YEAR END RESULTS

CONTINUED FOCUS ON RAPID COMMERCIATION OF ADULT STEM CELLS

Melbourne, Australia; 13 September 2006: Australian adult stem cell company, Mesoblast Limited (ASX:MSB), today reported its results for the year ended 30 June 2006.

Executive Chairman, Mr Michael Spooner, said that Mesoblast had sufficient capital to maintain a very strong momentum toward meeting a number of important commercial milestones, specifically the early filing of Investigational New Drug (IND) submissions to the United States Food and Drug Administration (US FDA) within the 4th quarter of 2006.

"At 30 June 2006, Mesoblast's cash position was $7.854 million. Together with $1.190 million held by our sister company, Angioblast Systems Inc in the United States, total cash available for the joint development of the companies' adult stem cell technology was $9.044 million.

"The Board of Directors is confident that the company is extremely well positioned to continue rapid progress in delivering on its stem cell technology. Our cash balance at the end of the financial year was significantly boosted by a successful institutional capital raising in July and a Share Purchase Plan in August which raised a total of $17.2 million. With these funds, Mesoblast will continue to deliver on its technical and commercial milestones in a timely, disciplined and strategic manner.

"The company's major achievements during the period include:

- Commencement of two clinical trials to test the safety of our patented Mesenchymal Precursor Cells in a clinical setting and to finetune the company's Standard Operating Procedures for the collection, cell expansion and delivery of its stem cell technology
- Validation of the company's business model to develop an 'off the shelf' cell-based therapy.
- The conduct of a number of highly successful large animal studies to collect data for IND submissions, particularly relating to spinal fusion and long bone fractures
- Good Manufacturing practice (GMP) compliant manufacturing
- Further strengthened and broadened the company's intellectual property rights.

"Importantly during the period we:

- Commenced FDA-focused preclinical trials for additional indications associated with the treatment of osteoarthritis
- Together with Angioblast entered into collaborative agreements with two major international medical companies.

"Our sister company, Angioblast, undertook a similar and aggressive clinical and preclinical development program particularly focused upon the treatment of cardiovascular disease.

"The following results are in line with expectations and reflect significant achievements throughout the year. The rapid pace of delivery on milestones currently positions the company at least several months ahead of our original schedule.

"Mesoblast's net loss for its first full year of operations to 30 June 2006 was $8.299 million. This compares with a loss of $1.470 million for the 6.5-month period to 30 June 2005.

"Revenue during the period was $2.822 million (2005:$0.503). $0.557 million was received by way of interest from interest bearing deposits (2005:$0.503 million). The company also received $1.854 million (2005:Nil) through an Australian Government Commercial Ready grant to develop new treatments for arthritis and other cartilage diseases.

Mesoblast's total operating expenses for the period were $11.120 million (2005:$1.973 million). Operating expenses included $5.358 million (2005:$0.492 million) in research and development costs associated with clinical and preclinical trials. All R&D costs are written off in the year in which they are incurred. Additionally, Mesoblast incurred Equity Accounted Losses from its investment in Angioblast of $1.904 million (2005:$0.377 million).

"Significant cash movements during the period included $4 million in milestone-linked payments to Angioblast bringing total investment to 30 June 2006 of $8 million. These payments are part of the company's overall $10 million investment to acquire a 33.33% interest in Angioblast and to jointly progress the company's adult stem cell technology platform.

"We remain ahead of schedule and within budget. We eagerly await the filing of FDA IND submissions in order to further accelerate our commercialisation program," Mr Spooner said.

About Mesoblast

Mesoblast Limited aims to bring its unique low-cost, high margin cell therapy products to global markets for the regeneration and repair of bone and cartilage. Mesoblast's proprietary technology relates to the identification, extraction and culture of potent adult Mesenchymal Precursor Cells (MPCs).

For further information, please visit www.mesoblast.com *or contact:*

Julie Meldrum
Corporate Communications Director
Mesoblast Limited
T: 03 9639 6036 or 0419 228 128 (+61 3 9639 6036 or +61 419 228 128)
E: julie.meldrum@mesoblast.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Mesoblast Ltd

ABN

68 109 431 870

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	93,333
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per the Company's Constitution being ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, *other than in* relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.65
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	93,333 shares issued on conversion of 93,333 options at $0.65 on exercise of existing options granted by the company.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	28 September 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	60,696,133	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	46,790,000 7,706,667	Ordinary Shares subject to ASX restriction agreements Unlisted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 29 September 2006
(Company secretary)

Print name: Kevin Hollingsworth..

== == == == ==

+ See chapter 19 for defined terms.